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07004124

BB 3/13

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David JP Meachin (212) 682-7400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805 (Address) New York (City) NY (State) 10017 (Zip Code)

RECEIVED FEB 28 2007 PROCESSING SECTION 202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FA 3/16

OATH OR AFFIRMATION

I, David J.P. Meachin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Border Private Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM T. McCALLUM
Notary Public, State of New York
No. 01MC6039701
Qualified in New York County
Commission Expires April 10, 2010

David J P Meachin
Signature

Chairman and CEO.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5 (d)

YEAR ENDED DECEMBER 31, 2006

<u>CONTENTS</u>

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying balance sheet of Cross Border Private Capital, L.L.C. as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2006, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
February 19, 2007

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 7,099
Loan Receivable from Cross Border Enterprises, LLC	3,300
Prepaid Assets	3,437
TOTAL ASSETS	$13,836

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued Expenses	$ 500
TOTAL CURRENT LIABILITIES	500
MEMBERS' EQUITY	13,336
TOTAL LIABILITIES AND MEMBERS' EQUITY	$13,836

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF OPERATIONS
December 31, 2006

REVENUE	$ -0-
TOTAL REVENUES	-0-
EXPENSES	
Professional Fee	12,000
Insurance	434
Other Expenses	1,043
State Tax	500
Office Expense	15,000
TOTAL EXPENSES	28,977
NET LOSS	$(28,977)

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

MEMBERS' EQUITY AT BEGINNING OF YEAR	$23,373
NET LOSS	(28,977)
MEMBERS' CONTRIBUTIONS	18,940
MEMBERS' EQUITY AT END OF PERIOD	$13,336

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(28,977)
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease Cross Border Enterprises, LLC	1,075
Decrease in prepaid expenses	7,498
NET CASH USED IN OPERATING ACTIVITIES	(20,404)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	18,940
NET CASH PROVIDED BY FINANCING ACTIVITIES	18,940
NET DECREASE IN CASH	(1,464)
CASH AT BEGINNING OF YEAR	8,563
CASH AT END OF YEAR	$ 7,099
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 500

The accompanying notes are an integral part of these statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE A: *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Nature of Business

Cross Border Private Capital L.L.C., (the "LLC") engages in the business of originating, financing, and private placement of corporate equity and/or debt and equity-related private equity funds of an international nature. The LLC is a Delaware limited liability company established January 25, 1996.

Operations of Business

The LLC conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the LLC. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the LLC's registered representatives for future broker/dealer transactions.

Effective November 1, 2003, the LLC has entered into an office expense-sharing agreement with CBE, whereby, the LLC will reimburse CBE $1,500 per month for its use of telephone, office salaries and rental facilities. On September 30, 2006 the monthly fee was reduced to $500. LLC and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the LLC.

Income Taxes

The LLC is treated as a partnership for federal and state income tax purposes. Consequently, no federal and state income taxes are not payable by, or provided for, the LLC. Members are taxed individually on their shares of the LLC's earnings. The LLC's net income or loss is allocated among the members in accordance with the regulations of the LLC.

Use of Estimates

The presentation of financial statements requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

NOTE B: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the LLC is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the LLC maintain minimum net capital, as defined, of $6^2/_3$% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2006, the LLC had net capital of $6,599 which exceeded requirements by $1,599.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2006

CREDITS	
Members' equity	$13,336
DEBITS	
Nonallowable assets:	
Loan receivable from Cross Border Enterprises, LLC	3,300
Prepaid expenses	3,437
Total Debits	6,599
NET CAPITAL	6,599
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $500, or $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 1,599
Ratio of aggregate indebtedness to net capital	.08 to 1
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 500

There were no material differences between the net capital computation, and the net capital reflected in the Company's amended FOCUS Report as of December 31, 2006 that was filed on February 20, 2007.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
December 31, 2006

The L.L.C. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

END

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicted a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William T. Mallon CPA PC

New York, New York
February 19, 2007